Wunderlich Securities, Inc.

c/o Wunderlich Securities, Inc.

6000 Poplar Avenue

Suite 150

Memphis, TN 38119

June 24, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jennifer Gowetski

Re:	Global Medical REIT Inc.
Registration Statement on Form S-11
File No. 333-210566

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, wish to advise you that we have distributed approximately 5,200 copies of the Preliminary Prospectus, dated June 17, 2016, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Global Medical REIT Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on June 28, 2016, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Securities and Exchange Commission

June 24, 2016

Very truly yours,

Wunderlich Securities, Inc.

as Representative of the several Underwriters

By: Wunderlich Securities, Inc.

/s/ Chad D. Campion
Name:	Chad D. Champion
Title:	Managing Director